UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vistula Communications Services, Inc.
Full Name of Registrant

Former Name if Applicable

40 Portman Square, 4th Floor
Address of Principal Executive Office (Street and Number)

London W1H 6LT United Kingdom
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

We seek relief under Rule 12b-25(b) and state as follows:

(a)	The reasons for the late filing of our Quarterly Report on Form 10-QSB, that are described in Part III of this form, could not have been eliminated without unreasonable effort or expense; and
(b)	The Quarterly Report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Vistula Communications Services, Inc. (the “Company”) is unable to meet its filing deadline for the Form 10-QSB for the quarter ended September 30, 2004 without unreasonable effort or expense.  The Company has been informed by its interim Chief Financial Officer that additional time is needed for him to complete, and for the Company’s independent auditors to review, the Company’s financial statements for the quarter ended September 30, 2004, which will affect the Company’s Form 10-QSB and financial disclosures to be included therein.  The Company also requires additional time to prepare and incorporate additional disclosures in the Company’s Form 10-QSB in response to comments from the Staff of the Commission in connection with the Company’s Registration Statement on Form 10-SB filed with the Commission on May 12, 2004, as amended by Amendment No. 1 to Form 10-SB filed with the Commission on August 31, 2004, and the Company’s Form 10-QSB for the quarter ended June 30, 2004, filed with the Commission on August 31, 2004.  Therefore, the Company is requesting an extension on this Form 12b-25.  The Company intends to file the Form 10-QSB within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	George R. Vaughn	(781)	356-1603
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vistula Communications Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2004	By	/s/ George R. Vaughn
Chief Financial Officer,
Treasurer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).